UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

USD PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

903318103

(CUSIP Number)

November 17, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 903318103	Page 2 of 11 Pages

1	Name of reporting persons Cogent Energy Solutions, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,733,582 Common Units
	6	Shared voting power 0
	7	Sole dispositive power 1,733,582 Common Units
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,733,582 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 7.74%
12	Type of reporting person* OO

13G

CUSIP No. 903318103	Page 3 of 11 Pages

1	Name of reporting persons Randall D. Balhorn
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,733,582 Common Units
	7	Sole dispositive power 0
	8	Shared dispositive power 1,733,582 Common Units
9	Aggregate amount beneficially owned by each reporting person 1,733,582 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 7.74%
12	Type of reporting person* IN

13G

CUSIP No. 903318103	Page 4 of 11 Pages

1	Name of reporting persons Steven Magness
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,733,582 Common Units
	7	Sole dispositive power 0
	8	Shared dispositive power 1,733,582 Common Units
9	Aggregate amount beneficially owned by each reporting person 1,733,582 Common Units
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 7.74%
12	Type of reporting person* IN

13G

CUSIP No. 903318103	Page 5 of 11 Pages

Item 1.

(a)	Name of Issuer: USD Partners LP

(b)	Address of Issuer’s Principal Executive Offices:

811 Main Street, Suite 2800

Houston, Texas 77002

Item 2.

(a)	Name of Persons Filing: The names of the persons filing this statement are as follows:

Cogent Energy Solutions, LLC

Randall D. Balhorn

Steven Magness

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address for all persons filing this statement is:

3100 Timmons Lane, Suite 210

Houston, Texas 77027

(c)	Citizenship:

Cogent Energy Solutions, LLC is a Delaware limited liability company

Messrs. Balhorn and Magness are United States citizens

(d)	Title of Class of Securities:

Common units representing limited partnership interest (“Common Units”)

(e)	CUSIP Number.

903318103

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CUSIP No. 903318103	Page 6 of 11 Pages

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Cogent Energy Solutions, LLC is the beneficial owner of 1,733,582 Common Units.

Messrs. Balhorn and Magness each own 50% of the capital stock of Cogent Energy Solutions, LLC and share both voting and dispositive power over the shares of common stock of the issuer held by Cogent Energy Solutions, LLC. However, Messrs. Balhorn and Magness each disclaim beneficial ownership of any of the securities reported in this Schedule 13G as indirectly beneficially owned by him through Cogent Energy Solutions, LLC to the extent such ownership exceeds his pecuniary interest in the securities.

(b)	Percent of class:

Cogent Energy Solutions, LLC - 7.74%

Randall D. Balhorn - 7.74%

Steven Magness - 7.74%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Cogent Energy Solutions, LLC - 1,733,582 Common Units

Randall D. Balhorn - 0

Steven Magness - 0

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CUSIP No. 903318103	Page 7 of 11 Pages

(ii)	Shared power to vote or to direct the vote:

Cogent Energy Solutions, LLC - 0

Randall D. Balhorn - 1,733,582 Common Units

Steven Magness - 1,733,582 Common Units

(iii)	Sole power to dispose or to direct the disposition of:

Cogent Energy Solutions, LLC - 1,733,582 Common Units

Randall D. Balhorn - 0

Steven Magness - 0

(iv)	Shared power to dispose or to direct the disposition of:

Cogent Energy Solutions, LLC. - 0

Randall D. Balhorn - 1,733,582 Common Units

Steven Magness - 1,733,582 Common Units

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

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CUSIP No. 903318103	Page 8 of 11 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

13G

CUSIP No. 903318103	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2015

Cogent Energy Solutions, LLC

By:	/s/ Randall D. Balhorn
Randall D. Balhorn, Member and Manager

/s/ Randall D. Balhorn
Randall D. Balhorn

/s/ Steven Magness
Steven Magness

13G

CUSIP No. 903318103	Page 10 of 11 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement